Mail Stop 3561

May 27, 2010

<u>Via Fax & U.S. Mail</u>

Ms. Lesa France Kennedy
Chief Executive Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

        Re: International Speedway Corporation
                Form 10-K for the year ended November 30, 2009
                Filed January 29, 2010
                File No. 0-02384

Dear Ms. Kennedy:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                Sincerely,

                Linda Cvrkel
                Branch Chief